Exhibit 23.11

CONSENT OF DIRECTOR

I hereby consent to (i) the incorporation by reference into the registration statement on Form F-3 of Enersis S.A. (the “Registration Statement”) of my report dated October 30, 2012 (the “Report”), which is included as “Item 6. Translation of Opinion of Director Hernán Somerville S. dated October 31, 2012” in Enersis S.A.’s report on Form 6-K furnished on November 19, 2012, (ii) the references to the Report in the prospectus and any prospectus supplement related to the Registration Statement, and (iii) the references to the report of the Director’s Committee, of which I am a member. In giving such consent, I do not hereby admit that I am in the category of person whose consent is required under Section 7 of the Securities Act of 1933, as amended, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

By:	/s/ Hernán Somerville S.
Hernán Somerville S.
Director and Chairman of the Director’s Committee

Date: February 6, 2013